Securities and Exchange Commission
                          Washington, D.  C.  20549

                               _______________

                                  Form 10-SB

                                ______________


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF
                     THE SECURITIES EXCHANGE ACT OF 1934


                             BENNION CORPORATION
                     (Name of registrant in its charter)


              NEVADA                             87-0617040
(State of incorporation)          (I. R. S. Employer Identification No.)

                            476 East South Temple
                          Salt Lake City, Utah 84111
                                (801) 323-2395
(Address and telephone number of principal executive offices and principal place of business)


                               ________________

         Securities registered pursuant to Section 12(b) of the Act:

                                     None
                               ________________

         Securities registered pursuant to Section 12(g) of the Act:

                        Common Stock, par value $.001
                       _______________________________
                             Title of each class

                              Table of Contents

                                    PART I

Item 1: Description of Business............................................3
Item 2: Management's Discussion and Analysis or Plan of Operation..........6
Item 3: Description of Property............................................6
Item 4: Security Ownership of Certain Beneficial Owners and Management.....6
Item 5: Directors, Executive Officers, Promoters and Control Persons.......7
Item 6: Executive Compensation.............................................7
Item 7: Certain Relationships and Related Transactions.....................7
Item 8: Description of Securities..........................................8

                                   PART II

Item 1: Market Price for Common Equity and Related Stockholder Matters.....8
Item 2: Legal Proceedings..................................................8
Item 3: Changes in and Disagreements with Accountants......................8
Item 4: Recent Sales of Unregistered Securities............................8
Item 5: Indemnification of Directors and Officers..........................9

                                   PART F/S
Index to Financial Statements..............................................9

                                   PART III

Item 1: Index to and Description of Exhibits...............................10

                          FORWARD LOOKING STATEMENTS

     In this registration statement references to "Bennion," "we," "us," and "our" refer to Bennion Corporation.

     This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Bennion's control. These factors include but are not limited to economic conditions generally and in the industries in which Bennion may participate; competition within Bennion's chosen industry, including competition from much larger competitors; technological advances and failure by Bennion to successfully develop business relationships.

ITEM 1: DESCRIPTION OF BUSINESS

Business Development

    Bennion Corporation was originally incorporated in the state of Arkansas on January 30, 1986 as Hystar Aerospace Marketing Corporation of Arkansas (the "Hystar Arkansas") and was a wholly owned subsidiary of Nautilus Entertainment, Inc., a Nevada corporation. Hystar Arkansas was formed to lease, sell and market the Hystar airship and the Burket Mill, a waste milling device. However, the venture was found to be cost prohibitive and Hystar Arkansas ceased such activities in 1986. Hystar Arkansas did not engage in any further commercial operations. On June 23, 1998 Hystar Arkansas changed its name to Bennion Corporation ("Bennion Arkansas"). On August 27, 1998, Bennion Arkansas' wholly owned subsidiary, Bennion Corporation was incorporated in the state of Nevada. Bennion Arkansas merged with such wholly owned subsidiary on October 6, 1998 solely to change its domicile from Arkansas to Nevada. Bennion Corporation does not have active business operations and remains a subsidiary of Nautilus Entertainment, Inc., now called VIP Worldnet, Inc.

    We have not recorded any revenues for the past two fiscal years and our independent auditors have expressed doubt that we can continue as a going concern unless we develop assets and profitable operations. We have voluntarily filed this registration statement to become a reporting company.

Our Plan

    Our business plan is to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Our acquisition of a business opportunity may be made by merger, exchange of stock, or otherwise. We have very limited sources of capital, and we probably will only be able to take advantage of one business opportunity. At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition.

    Our search for a business opportunity will not be limited to any particular geographical area or industry. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current shareholders, or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

    The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our shareholders.

    Our activities are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our shareholders.

Investigation and Selection of Business Opportunities

    A decision to participate in a specific business opportunity may be made upon our management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concept, the merit of technological changes, the perceived benefit that company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, we anticipate that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.

    Our management will analyze the business opportunities, however, none of our management are professional business analysts (See "Directors and Executive Officers," below). Our management might hire an outside consultant to assist in the investigation and selection of business opportunities. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors. We have not established the criteria to be used in selecting such consultants or advisors, the service to be provided, the term of service, or the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash.

    In our analysis of a business opportunity we anticipate that we will consider, among other things, the following factors:

    (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

    (2) Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

    (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on a exchange or on a national automated securities quotation system, such as NASDAQ.

    (4) Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

    (5)   The extent to which the business opportunity can be advanced;

    (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

    (7) Strength and diversity of existing management, or management prospect that are scheduled for recruitment;

    (8) The cost of our participation as compared to the perceived tangible and intangible values and potential; and

    (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

    No one of the factors described above will be controlling in the selection of a business opportunity. Management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development. Thus, the task of comparative investigation and analysis of such business opportunities will be extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Acquisition

    We cannot predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as our needs and desires and those of the promoters of the opportunity. The legal structure or method deemed by management to be suitable will be selected based upon our review and our relative negotiating strength. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other form of organization. We may be required to merge, consolidate or reorganize with other corporations or forms of business organization. In addition, our present management and stockholders most likely will not have control of a majority of our voting shares following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by our stockholders.

Competition

    We expect to encounter substantial competition in our effort to locate attractive opportunities. Business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals will be our primary competition. Many of these entities will have significantly greater experience, resources and managerial capabilities than we do and will be in a better position than we are to obtain access to attractive business opportunities. We also will experience competition from other public "blind pool" companies, many of which may have more funds available.

Employees

    We currently have no employees. Our management expects to confer with consultants, attorneys and accountants as necessary. We do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. We will determine the need for employees based upon the specific business opportunity.

Reports to Security Holders

    Bennion Corporation has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

    Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


      ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

    We have no assets and have experienced losses from inception. For the fiscal year ended December 31, 1999 and for the three month period ended March 31, 2000, we had no cash on hand and total current liabilities of $30,000.
The $30,000 note payable is owed to a related party for professional fees incurred during 1999. We have no commitments for capital expenditures for the next twelve months.

    As of the date of this Form 10-SB, we have yet to generate positive cash flow. Since inception, we have primarily financed our operations through the sale of our common stock and we believe that our current cash needs can be met by loans from our directors, officers and shareholders for at least the next twelve months. However, if we obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling our common stock.

    Our management intends to actively seek business opportunities during the next twelve months.


                      ITEM 3: DESCRIPTION OF PROPERTIES

    We do not currently own or lease any property. We utilize office space in the office of one of our shareholders at no cost. Until we pursue a viable business opportunity and recognize income, we will not seek independent office space.


              ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                            OWNERS AND MANAGEMENT

    The following table sets forth the beneficial ownership of our outstanding common stock of each person or group known by us to own beneficially more than 5% of our outstanding common stock. None of our executive officers beneficially own common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 17,000,000 shares of common stock outstanding as of March 14, 2000.


                          CERTAIN BENEFICIAL OWNERS

                                          Common Stock Beneficially Owned
                                          -------------------------------
Name and Address of                Number of Shares of
Beneficial Owners                  Common Stock         Percentage of Class
-----------------------------      -------------------  --------------------
VIP Worldnet, Inc.                    15,079,125*            88.7%
154 E.  Ford Avenue
Salt Lake City, Utah 84124

    * VIP Worldnet, Inc. holds 15,075,000 shares and its directors and officers beneficially own the following shares of our common stock: Joanne Clinger, President, 1,225 and Wayne Reichman, Secretary, 2,900.

                                  MANAGEMENT

                                             Common Stock Beneficially Owned
                                             -------------------------------
Name and Address of                Number of Shares
Beneficial Owners                  Common Stock        Percentage of Class
---------------------              -----------------   -------------------
Jeanne Ball                            200                **
968 Bloomsburg Cv.
Murray, Utah 84123

April Marino                           400                 **
402 East Maxwell Lane
Salt Lake City, Utah 84115

** Less than 1%


    ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

    Our executive officers and directors and their respective ages, positions and term of office are set forth below. Biographical information for each of those persons is also presented below. Our bylaws require two directors who serve for terms of one year and our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.

Name            Age    Position Held                 Director or Officer Since
--------        ----   ---------------------         ------------------------

Jeanne Ball      42    President/ Director           September 4, 1998

April Marino     25    Secretary/Treasurer/Director  September 4, 1998

    Jeanne Ball   For the past five years Ms. Ball has worked as an
independent contractor performing duties of a legal secretary for an attorney.

    April Marino   Ms. Marino has been employed as a secretary for Mutual
Ventures Corporation since December 18, 1997. From January 1995 to October 1997 she was employed by Universal Business Insurance as a Customer Service Representative.

                        ITEM 6: EXECUTIVE COMPENSATION

      None of our named executive officers received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights from us during the past three fiscal years. We have not entered into employment contracts with our executive officers and their compensation, if any, will be determined at the discretion of our Board of Directors.

Compensation of Directors

    We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.

            ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    We have not engaged in any transactions in excess of $60,000 during the past two years involving our executive officers, directors, 5% stockholders or immediate family members of such persons.

Parent Company

    VIP Worldnet, Inc. is our parent company and beneficially owns 15,079,125 shares of our common stock. Such shares represent 88.7% of our issued and outstanding shares.


                      ITEM 8: DESCRIPTION OF SECURITIES

Common Stock

    We are authorized to issue 50,000,000 shares of common stock, par value $.001, of which 17,000,000 were issued and outstanding as of March 14, 2000. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities.

Preferred Stock

    We have not authorized or issued preferred stock.


                                   PART II


                   ITEM 1:  MARKET PRICE FOR COMMON EQUITY
                       AND RELATED STOCKHOLDER MATTERS

    Our common stock is listed on the National Quotation Bureau Pink Sheets under the symbol "BENN". We have had no market activity in our stock as of this filing. We have approximately 78 stockholders of record and 1,667,500 common shares are free trading and the balance are restricted shares as that term is defined in Rule 144. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

                          ITEM 2: LEGAL PROCEEDINGS

    We are not a party to any proceedings or threatened proceedings as of the date of this filing.


            ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     In May of 1999 the Board of Directors retained Crouch, Bierwolf and Chisholm, located in Salt Lake City, Utah, as our principal independent accountant. Our previous independent auditors, Hammond & Company had audited our financials statements from inception on January 30, 1986 through December 31, 1998. Hammond & Company's report for such financials, dated April 16, 1999, did not contain an adverse opinion, disclaimer of opinion nor was it modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Hammond & Company on any matter regarding accounting practices, financial statement disclosure, or auditing scope or procedure.

               ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

     The following discussion describes all securities sold by us within the past three years without registration:

    On September 9, 1995, we sold 100 shares to our then officers and directors for cash: 50 shares to Jeanne Ball, President and Director, and 50 shares to April Marino, Secretary/Treasurer and Director. Such shares were subsequently canceled and returned to the corporate treasury after the completion of the change of domicile merger. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution.


              ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. Indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful.
This right of indemnification shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise.

    We will not indemnify an individual adjudged liable due to his negligence or wilful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

    Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is judged not to have met the standard of conduct.

                                   PART F/S

                        INDEX TO FINANCIAL STATEMENTS

    Bennion Corporation Consolidated Financial Statements March 31, 2000
         (unaudited)
    Bennion Corporation Consolidated Financial Statements December 31, 1999 and 1998.



                             Bennion Corporation

                      Consolidated Financial Statements

                                March 31, 2000

                                 (Unaudited)

                             Bennion Corporation
                        (A Development Stage Company)
                         Consolidated Balance Sheets
                                 (Unaudited)


                                    ASSETS


                                                      March 31   December 31
                                                        2000         1999
                                                   ------------- ------------
Cash                                               $          -  $        -
                                                   ------------- ------------
   TOTAL  ASSETS                                   $          -  $        -
                                                   ============= ============

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable - related party                         30,000       30,000
                                                   ------------- ------------
   Total Liabilities                                     30,000       30,000
                                                   ------------- ------------
STOCKHOLDERS' EQUITY

Common stock, $.001 par value; 50,000,000 shares
authorized; 17,000,000 shares issued and outstanding     17,000       17,000

Deficit Accumulated during the development stage        (47,000)     (47,000)
                                                   ------------- ------------
   Total Stockholders' Equity                           (30,000)     (30,000)
                                                   ------------- ------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $          -  $         -
                                                   ============= ============

                             Bennion Corporation
                        (A Development Stage Company)
                     Consolidated Statements of Operations
                                 (Unaudited)




                                  For the Three   For the Year    From
                                     Months          Ended     Inception on
                                      Ended         December  January 30,1986
                                     March 31,        31      to March 31
                                       2000          1999        2000
                                  -------------  ------------ ------------
REVENUES                          $          -   $         -  $         -
                                  -------------  ------------ ------------
EXPENSES

  General & Administrative                   -        30,000       47,000
                                  -------------  ------------ ------------
   TOTAL EXPENSES                            -        30,000       47,000
                                  -------------  ------------ ------------
NET INCOME (LOSS)                                $   (30,000) $   (47,000)
                                                 ============ ============
LOSS PER SHARE                   $       (0.00)  $    (0.002) $    (0.003)
                                 ==============  ============ ============
WEIGHTED AVERAGE SHARES
 OUTSTANDING                        17,000,000    17,000,000   17,000,000
                                 ==============  ============ ============

                             Bennion Corporation
                        (A Development Stage Company)
               Consolidated Statements of Stockholders' Equity
          From Inception on January 30, 1986 through March 31, 2000
                                 (Unaudited)


                                                                                     Deficit
                                                                                     Accumulated
                                                                         Additional  During the
                                                    Common Stock         Paid-in     Development
                                                 Shares         Amount   Capital     Stage
                                               ------------ ------------ ----------- -----------
Issuance of shares for marketing rights         17,000,000  $    17,000  $        -  $        -

Net (loss) for the year ended December 31, 1986          -            -           -     (17,000)

Net (loss) for the year ended December 31, 1987          -            -           -           -

Net (loss) for the year ended December 31, 1988          -            -           -           -

Net (loss) for the year ended December 31, 1989          -            -           -           -

Net (loss) for the year ended December 31, 1990          -            -           -           -

Net (loss) for the year ended December 31, 1991          -            -           -           -

Net (loss) for the year ended December 31, 1992          -            -           -           -

Net (loss) for the year ended December 31, 1993          -            -           -           -
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1993                     17,000,000       17,000           -     (17,000)

Net (loss) for the year ended December 31, 1994          -            -           -           -
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1994                     17,000,000       17,000           -     (17,000)

Net (loss) for the year ended December 31, 1995          -            -           -           -
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1995                     17,000,000       17,000           -     (17,000)

Net (loss) for the year ended December 31, 1996          -            -           -           -
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1996                     17,000,000       17,000           -     (17,000)

Net (loss) for the year ended December 31, 1997          -            -           -           -
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1997                     17,000,000       17,000           -     (17,000)

Shares issued in formation of Bennion Corporation      100            -           -           -

Net (loss) for the year ended December 31, 1998          -            -           -           -
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1998                     17,000,100       17,000           -     (17,000)

Cancellation of shares                                (100)           -           -           -

Net (loss) for the year ended December 31, 1999          -            -           -     (30,000)
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1999                     17,000,000       17,000           -     (47,000)

Net (loss) for the period ended March 31, 2000           -            -           -           -
                                               ------------ ------------ ----------- -----------
Balance - March 31, 2000                        17,000,000  $    17,000  $        -  $  (47,000)
                                               ============ ============ =========== ===========


  The accompanying notes are an integral part of these financial statements.
                                     -6-

<CAPTION

                             Bennion Corporation
                        (A Development Stage Company)
                    Consolidated Statements of Cash Flows
                                (Unaudited)

                                        For the Three   For the       From
                                           Months       Year Ended  Inception on
                                           Ended        December   January 30,1986
                                           March 31,        31      to March 31
                                            2000          1999         2000
                                        -------------  ------------ ------------
Cash Flows From Operating Activities

 Net loss                               $          -   $   (30,000) $   (47,000)
 Less non-cash items:
  Depreciation & amortization                      -             -       17,000
  Increase (decrease) in accounts payable          -        30,000       30,000
                                        -------------  ------------ ------------
     Net Cash Provided (Used) by
      Operating Activities                         -             -            -
                                        -------------  ------------ ------------

Cash Flows from Investing Activities

     Net Cash Provided (Used) by
      Investing Activities                         -             -            -
                                        -------------  ------------ ------------
  Cash Flows from Financing Activities

     Net Cash Provided (Used) by
      Financing Activities                         -             -            -
                                        -------------  ------------ ------------
    Increase in Cash                               -             -            -
                                        -------------  ------------ ------------
Cash and Cash Equivalents at
 Beginning of Period                               -             -            -
                                        -------------  ------------ ------------
Cash and Cash Equivalents at
 End of Period                          $          -   $         -  $         -
                                        =============  ============ =============

Supplemental Non-Cash Financing Transactions:

  Stock issued for marketing rights     $          -   $         -  $     17,000

Cash paid for:
  Interest                              $          -   $         -  $          -
  Income taxes                          $          -   $         -  $          -

                         Bennion Corporation
                    (A Development Stage Company)
            Notes to the Consolidated Financial Statements
                            March 31, 2000
                             (Unaudited)

GENERAL

Bennion Corporation (the Company) has elected to omit substantially all footnotes to the financial statements for the three months ended March 31, 2000 since there have been no material changes to the information previously reported by the Company in its audited financial statements of December 31, 1999.

UNAUDITED INFORMATION

The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the interim period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

                         Bennion Corporation

                  Consolidated Financial Statements

                      December 31, 1999 and 1998

                           C O N T E N T S


Independent Auditors' Report ....................................3

Consolidated Balance Sheets .................................... 4

Consolidated Statements of Operations .......................... 5

Consolidated Statements of Stockholders' Equity................. 6

Consolidated Statements of Cash Flows .......................... 8

Notes to the Consolidated Financial Statements ................. 9

                     CROUCH,  BIERWOLF & CHISHOLM
                     Certified Public Accountants
                     50 West Broadway, Suite 1130
                      Salt Lake City, Utah 84101
                        Office (801) 363-1175
                          Fax (801) 363-0615

                     INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Bennion Corporation

We have audited the accompanying consolidated balance sheets of Bennion Corporation (a development stage company) as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of Bennion Corporation from inception on January 30, 1986 through December 31, 1998 were audited by other auditors whose report dated April 16, 1999 expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bennion Corporation (a development stage company) as of December 31, 1999 and 1998 and the results of its operations and cash flows for the years ended December 31, 1999 and 1998 and from inception on January 30, 1986 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
January 7, 2000

                         Bennion Corporation
                    (A Development Stage Company)
                     Consolidated Balance Sheets

                                ASSETS


                                                       December 31,
                                                   1999           1998
                                             --------------- --------------
Cash(Note 1)                                 $            -  $           -
                                             --------------- --------------
  TOTAL  ASSETS                              $            -  $           -
                                             =============== ==============


                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable - related party (Note 4)            30,000              -
                                             --------------- --------------
  Total Liabilities                                  30,000              -
                                             --------------- --------------
STOCKHOLDERS' EQUITY

Common stock, $.001 par value; 50,000,000
  shares authorized; 17,000,000 and
  17,000,100 shares issued and outstanding           17,000         17,000
Deficit Accumulated during the
  development stage                                 (47,000)       (17,000)
                                             --------------- --------------
  Total Stockholders' Equity                        (30,000)             -
                                             --------------- --------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $            -  $           -
                                             =============== ==============

The accompanying notes are an integral part of these financial statements.

                         Bennion Corporation
                    (A Development Stage Company)
                 Consolidated Statements of Operations


                                                              From
                                                              Inception on
                                      For the Years Ended     January 30, 1986
                                         December 31,         to December 31,
                                       1999          1998     1999
                                 ------------- -------------- --------------
REVENUES                         $          -  $           -  $           -
                                 ------------- -------------- --------------
EXPENSES

  General & Administrative             30,000              -         47,000
                                 ------------- -------------- --------------
    TOTAL EXPENSES                     30,000              -         47,000
                                 ------------- -------------- --------------
NET INCOME (LOSS)                $    (30,000) $           -  $     (47,000)
                                 ============= ============== ==============
LOSS PER SHARE                   $     (0.002) $       (0.00) $      (0.003)
                                 ============= ============== ==============
WEIGHTED AVERAGE SHARES
 OUTSTANDING                       17,000,000     17,000,008     17,000,000
                                 ============= ============== ==============



The accompanying notes are an integral part of these financial statements.
                                 -5-

                         Bennion Corporation
                    (A Development Stage Company)
           Consolidated Statements of Stockholders' Equity
     From Inception on January 30, 1986 through December 31, 1999

                                                                                     Deficit
                                                                                     Accumulated
                                                                         Additional  During the
                                                    Common Stock         Paid-in     Development
                                                 Shares         Amount   Capital     Stage
                                               ------------ ------------ ----------- -----------
Issuance of shares for marketing rights         17,000,000  $    17,000  $        -  $        -

Net (loss) for the year ended December 31, 1986          -            -           -     (17,000)

Net (loss) for the year ended December 31, 1987          -            -           -           -

Net (loss) for the year ended December 31, 1988          -            -           -           -

Net (loss) for the year ended December 31, 1989          -            -           -           -

Net (loss) for the year ended December 31, 1990          -            -           -           -

Net (loss) for the year ended December 31, 1991          -            -           -           -

Net (loss) for the year ended December 31, 1992          -            -           -           -

Net (loss) for the year ended December 31, 1993          -            -           -           -
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1993                     17,000,000       17,000           -     (17,000)

Net (loss) for the year ended December 31, 1994          -            -           -           -
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1994                     17,000,000       17,000           -     (17,000)

Net (loss) for the year ended December 31, 1995          -            -           -           -
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1995                     17,000,000       17,000           -     (17,000)

Net (loss) for the year ended December 31, 1996          -            -           -           -
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1996                     17,000,000       17,000           -     (17,000)

Net (loss) for the year ended December 31, 1997          -            -           -           -
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1997                     17,000,000       17,000           -     (17,000)

Shares issued in formation of Bennion Corporation      100            -           -           -

Net (loss) for the year ended December 31, 1998          -            -           -           -
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1998                     17,000,100       17,000           -     (17,000)

Cancellation of shares                                (100)           -           -           -

Net (loss) for the year ended December 31, 1999          -            -           -     (30,000)
                                               ------------ ------------ ----------- -----------
Balance - December 31, 1999                     17,000,000  $    17,000  $        -  $  (47,000)
                                               ============ ============ =========== ===========


  The accompanying notes are an integral part of these financial statements.
                                     -6-

<CAPTION
                             Bennion Corporation
                        (A Development Stage Company)
                    Consolidated Statements of Cash Flows


                                                                       From
                                                                       Inception on
                                               For the Years Ended     January 30, 1986
                                                  December 31,         through
                                          ---------------------------- December 31,
                                                1999          1998     1999
                                          ------------- -------------- --------------
Cash Flows From Operating Activities

 Net loss                                 $    (30,000) $           -  $    (47,000)
 Less non-cash items:
  Depreciation & amortization                        -              -        17,000
  Increase (decrease) in accounts payable       30,000              -        30,000
                                          ------------- -------------- --------------
    Net Cash Provided (Used) by
    Operating Activities                             -              -             -
                                          ------------- -------------- --------------
Cash Flows from Investing Activities

    Net Cash Provided (Used) by
      Investing Activities                           -              -             -
                                          ------------- -------------- --------------
Cash Flows from Financing Activities

     Net Cash Provided (Used) by
      Financing Activities                           -              -             -
                                          ------------- -------------- --------------
    Increase in Cash                                 -              -             -
                                          ------------- -------------- --------------
Cash and Cash Equivalents at
 Beginning of Period                                 -              -             -
                                          ------------- -------------- --------------
Cash and Cash Equivalents at
 End of Period                            $          -  $           -  $          -
                                          ============= ============== ==============
Supplemental Non-Cash Financing
 Transactions:

  Stock issued for marketing rights       $          -  $           -  $      17,000

Cash paid for:
  Interest                                $          -  $           -  $          -
  Income taxes                            $          -  $           -  $          -

  The accompanying notes are an integral part of these financial statements.

                                     -7-

                          Bennion Corporation
                     (A Development Stage Company)
            Notes to the Consolidated Financial Statements
                      December 31, 1999 and 1998

NOTE 1 - Summary Of Significant Accounting Policies

   a. Organization & Consolidation Policy

     Bennion Corporation (the Company), a Nevada corporation, was incorporated on August 17, 1998. On December 31, 1998 the Company merged with Bennion Corporation, an Arkansas corporation. (Bennion-AR). The Company is the surviving corporation.

     Bennion-AR, formerly known as Hystar Aerospace Marketing Corporation of Arkansas, was incorporated January 30, 1986 to lease, sell, and market airships and the Burkett Mill, a waste milling device, which rights were acquired from VIP Worldnet, Inc. initially the only shareholder. The technology to further develop the airship and the mill by the parent company proved to be prohibitive, and shortly after the acquisition of the marketing rights further activity ceased. Bennion-AR has been inactive since that date.

     The merger was recorded under the pooling of interest method of accounting. Each share of the Company remained outstanding as one fully paid and non-assessable share of capital stock of the surviving corporation, and each share of Bennion-AR was converted into one fully paid and non-assessable share of capital stock of the surviving corporation.

     The Company incurred no revenue, expenses and had neither assets nor liabilities on its balance sheet from the date of its inception to the date of the merger. Therefore, the accompanying financial statements present the financial condition and results of operations of Bennion-AR from its inception through the merger date and of the surviving entity, the Company, as of the merger date.

    b. Recognition of Revenue

      The Company recognizes income and expense on the accrual basis of accounting.

    c. Earnings (Loss) Per Share

       The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

    d. Cash and Cash Equivalents

       The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

                          Bennion Corporation
                     (A Development Stage Company)
            Notes to the Consolidated Financial Statements
                    December 31, and 1999 and 1998

NOTE 1 - Summary Of Significant Accounting Policies (continued)

     e. Provision for Income Taxes

        No provision for income taxes have been recorded due to net operating loss carryforwards totalling approximately $47,000 that will be offset against future taxable income. These NOL carryforwards began to expire in the year 2001. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

        Deferred tax asset and the valuation account is as follows at December 31, 1999 and 1998:

                                                            December 31,
                                                         1999        1998
                                                  ------------- --------------

 Deferred tax asset:
    NOL carryforward                              $     16,000  $       6,000

    Valuation allowance                                (16,000)        (6,000)
                                                  ------------- --------------
                                                  $          -  $           -
                                                  ============= ==============

     f.  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Going Concern

      The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The company has no assets and has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

                          Bennion Corporation
                     (A Development Stage Company)
            Notes to the Consolidated Financial Statements
                      December 31, 1999 and 1998

NOTE 3 - Capitalization

     In 1986, the Company issued 17,000,000 shares of common stock for the marketing rights to a waste milling device. The value of this issuance was $17,000.

     During 1998, the Company issued 100 shares of stock in the formation of Bennion Corporation (NV), and subsequently canceled these shares.

NOTE 4 - Related Party Transactions

     During the year ended December 31, 1999, the Company incurred $30,000 of professional fees payable to Mutual Ventures Corporation. An officer of the Company is also an officer of Mutual Ventures Corporation.

NOTE 5 - Development Stage Company

     The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and searching for a business operation with which to merge, or assets to acquire, in order to generate significant operations.

                               PART III

             ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS


Exhibit
Number        Description                                         Location
-------    -------------------------------------------------      --------

2.1        Articles of Incorporation, dated August 27, 1998       See attached

2.2        Articles of Merger filed October 6, 1998               See attached

2.3        Bylaws of Bennion Corporation                          See attached

16         Letter of Agreement from Hammond & Company,
            dated April 6, 2000                                   See attached

27         Financial Data Schedule                                See attached


                              SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.


    Date 4/30/00                         Bennion Corporation


                                              /s/ Jeanne Ball
                                      By: _______________________________
                                          Jeanne Ball, President